Exhibit 99.1

DHX Media announces election of directors

HALIFAX, March 23, 2018 /CNW/ - DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children's content and brands company, announced today that all of the nominees listed in its management information circular were elected as directors of the Company at the Annual Meeting of Shareholders (the "Meeting") held earlier today.

The results of the votes received for each director nominee were as follows:

	% of	% of
Directors	Votes For	Votes Withheld
Elizabeth Beale	84.48%	15.52%
David Colville	84.47%	15.53%
Michael Donovan	82.64%	17.36%
Deborah Drisdell	84.48%	15.52%
Alan Hibben	84.48%	15.52%
Geoffrey Machum	84.54%	15.46%
Robert Sobey	84.51%	15.49%
Catherine Tait	84.50%	15.50%
Donald Wright	62.99%	37.01%

At the Meeting, shareholders also approved the re-appointment of PricewaterhouseCoopers LLP as the Company's auditors and authorized the directors to fix the remuneration of the auditors.

The Company also announced at the Meeting that the Special Committee of its Board of Directors expects to complete its strategic review process by the end of its Fiscal Q4, June 30, 2018.

The management presentation delivered at the Meeting is available on the Investor Relations section of the Company's website, at: http://www.dhxmedia.com/investors/.

About DHX Media
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timeline for concluding the strategic review and the business strategies and operational activities of the Company and its subsidiaries. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the strategic review committee to conclude its activities and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Financial Media: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 15:00e 23-MAR-18